SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2006                                                                                      Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                                      Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                        No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 9, 2006	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                  Press Release

CAE reports second quarter results for fiscal year 2007

  Net earnings increased 81% year over year to CDN$30.9 million
  Revenue steady year over year at CDN$280.4 million
  New orders of CDN$421.1 million added to backlog
  Free cash flow of CDN$10.7 million generated this quarter

Montreal, November 9, 2006 – (NYSE: CGT; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2006. Net earnings were $30.9 million (or $0.12 per share) this quarter, compared to $17.1 million ($0.07 per share) in the second quarter of last year. All financial information is in Canadian dollars.

Summary of Consolidated Results
(millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$280.4	301.8	284.3	276.6	280.3
EBIT		$44.9	47.5	9.5	32.7	28.1
As a % of revenue	%	16.0	15.7	3.3	11.8	10.0
Backlog		$2,584.0	2,433.2	2,460.0	2,368.3	2,433.2

Net earnings from continuing operations, excluding non-recurring items, were $31.1 million ($0.12 per share) this quarter, compared to $20.0 million (or $0.08 per share) in the second quarter of last year.

Consolidated revenue was $280.4 million, compared to $280.3 million in the second quarter last year.

Second quarter consolidated earnings before interest and taxes(1) (EBIT) were $44.9 million, or 16.0% of revenue. Not including the effect of non-recurring items, EBIT was $46.6 million, or 16.6% of revenue.

We launched the CAE Global Academy, a training alliance designed to address the global shortage of pilots, and also secured nearly $220 million in new military contracts including a range of programs for US and British forces. We secured more than $100 million in new training contracts for the civil market and won orders for 11 civil full-flight simulators (FFSs) during the second quarter. Our total for the year to date is now at 17 and we expect our full-flight simulator orders to be at 25 for the fiscal year.

“The pace of our business activity in the second quarter is the result of the strength of the aerospace industry and our ability to improve our market position,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “We are seeing the benefits of a well diversified base of business with a balance between the civil and military markets, and between products and services. We continue to evaluate and implement growth initiatives with the goal of reducing cyclicality and securing CAE’s future as a technology and training services leader.”

There were also some positive developments since the end of the quarter:

  We announced the launch of a global training joint venture with Embraer to provide training services for the new Phenom series of Very Light Jet (VLJ) and Light Jet (LJ) aircraft.
  We saw an increase in pilot provisioning activity, and there are now more than 650 cadets enrolled in training programs throughout the CAE Global Academy. The alliance currently consists of three flight-training organizations, a number that we expect to double before the end of this fiscal year.

Business segment highlights

Simulation Products/Civil

Financial results
(millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$84.2	74.2	78.0	63.0	55.8
Segment operating income		$18.6	11.0	9.3	10.4	3.4
Operating margins	%	22.1	14.8	11.9	16.5	6.1
Backlog		$313.2	297.5	284.4	312.3	280.3

Revenue in the SP/C segment was $84.2 million this quarter, up by 13% from last quarter and by 51% over the same period last year. The increase was the result of a high level of recent orders, combined with a shorter production cycle.

Segment operating income was $18.6 million, compared to $3.4 million for the same period last year. The increase was from higher revenue and a higher operating margin.

The segment’s higher than usual operating margin of 22.1% this quarter was due to several factors, including a higher number of simulator deliveries than usual, coupled with a favourable mix of programs, as well as improvements in program execution. In addition, we received a contribution from Investissement Québec for costs incurred since June 2005 related to Project Phoenix, our research and development program. We do not anticipate benefiting from all of these factors on a regular basis going forward.

New orders totalled $99.6 million, and segment backlog was $313.2 million at the end of the quarter.

Training & Services/Civil

Financial results
(millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$78.4	83.7	81.1	78.0	79.4
Segment operating income		$11.3	18.4	15.1	14.3	11.6
Operating margins	%	14.4	22.0	18.6	18.3	14.6
Backlog		$842.9	817.6	809.0	805.2	830.4

Revenue in the TS/C segment was $78.4 million, stable compared to the same period last year. The change from last quarter was mainly due to seasonality and some disruption from the recent restructuring. We saw an increase in activity at our training centres compared to last year because of a stronger aerospace industry and demand for training that continues to be stronger than overall historical levels. The increased volume was offset by the appreciation of the Canadian dollar against the Euro and the US dollar over the same period.

Segment operating income was $11.3 million (14.4% of revenue), down by 3% compared to $11.6 million (14.6% of revenue) for the same period last year. Given the high degree of operating leverage inherent to the training segment, the seasonally lower revenue in the second quarter caused segment operating income to decrease by $7.1 million from last quarter While the segment’s operating margin is relatively unaffected by foreign exchange movements, the appreciation of the Canadian dollar year over year reduced the translation value of the segment’s operating income.

We are nearing the completion of our simulator redeployment activities, and the remaining 10 FFSs will be moved to their new locations over the balance of the fiscal year. In all, 28 FFSs (nearly one-third of the installed base) will have been moved as part of the restructuring plan. We expect some additional disruption as relocated simulators ramp back up to capacity.

New orders totalled $103.1 million, and segment backlog was $842.9 million at the end of the quarter.

Simulation Products/Military

Financial results
(millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$64.3	95.8	77.5	82.8	94.4
Segment operating income		$7.4	11.2	6.9	6.3	9.7
Operating margins	%	11.5	11.7	8.9	7.6	10.3
Backlog		$626.3	475.2	540.5	453.0	493.1

Revenue in the SP/M segment was $64.3 million this quarter, down by 32% over the same period last year. The uneven nature of large revenue items in the SP/M segment this quarter was due to lower activity on certain European programs and lower revenue on some US programs.

Conversely, the second quarter of fiscal 2006 benefited from higher activity on some European programs, particularly the German NH90 equipment program where we reached key milestones. Last year we also benefited from higher activity on some North American programs and a lower Canadian dollar compared to the Euro and the US dollar.

Segment operating income this quarter was $7.4 million, down by 24% compared to $9.7 million for the same period last year. The decrease in income from lower revenues was partly offset by a contribution from Investissement Québec for research and development costs incurred since June 2005 related to Project Phoenix.

New orders totalled $206.7 million, and segment backlog was $626.3 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military

Financial results
(millions, except operating margins)		Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006

Revenue		$53.5	48.1	47.7	52.8	50.7
Segment operating income		$9.3	11.6	3.3	8.4	5.4
Operating margins	%	17.4	24.1	6.9	15.9	10.7
Backlog		$801.6	842.9	826.1	797.8	829.4

Revenue in the TS/M segment was $53.5 million this quarter, up by 6% over the same period last year. This quarter benefited from more activity on the CF-18 support contract in Canada and more C-130 Hercules training activity in Tampa, Florida in the US. Increased revenue year over year was partly offset by the appreciation of the Canadian dollar against the Euro and the US dollar over the period.

Segment operating income was $9.3 million compared to $5.4 million for the same period last year. The increase was mainly due to annual labour rate adjustments related to US military contracts, combined with TPC government contributions for service-related research and development work.

New orders totalled $11.7 million this quarter, and segment backlog was $801.6 million at the end of the quarter.

In the military business as a whole, combined revenue for the quarter was $117.8 million and operating income was $16.7 million, resulting in an operating margin of 14.2% .

Cash flow and financial position

As of the end of the second quarter, we generated $59.6 million of cash from continuing operations. We invested $40.9 million in capital expenditures, partly offset by $6.9 million of non-recourse financing, and increased working capital by $16.0 million. Overall, free cash flow(2) was $10.7 million this quarter.

Net debt(3) was $199.7 million for the quarter, which is consistent with last quarter at $198.3 million.

CAE will pay a dividend of $0.01 per share on December 29, 2006, to shareholders of record on December 15, 2006.

Additional consolidated financial results

The consolidated backlog from continuing operations was $2.584 billion at the end of this quarter, compared to $2.433 billion at the end of last quarter. New orders of $421.1 million were added to backlog this quarter. This was partly offset by $280.4 million of revenues generated from backlog.

Capital expenditures for the quarter were $40.9 million. We expect total capital expenditures in 2007 to be higher than the level reached last year because we are experiencing favorable market conditions and are looking at a number of growth initiatives requiring additional investment.

Income taxes were $12.5 million this quarter, representing an effective tax rate of 29%. We expect the effective income tax rate for fiscal 2007 to be approximately 31% (not including the effect of non-recurring items).

Excluding non-recurring items, earnings per share from continuing operations were $0.12, compared to $0.12 last quarter and $0.08 in the second quarter of last year. Our second quarter results included a non-recurring charge of $1.1 million after tax for restructuring and related costs. These costs were mainly offset by interest revenue of $1.4 million on the early repayment of notes receivable.

You will find a more detailed discussion of our results by segment in the management’s discussion and analysis (MD&A) posted on our website at http://www.cae.com/financialsQ2FY07.

Conference call

CAE will host a conference call today at 13:00 EST for analysts, institutional investors and the media. North American participants can listen to the conference by dialling 1-866-542-4236 or (514) 868-1042. Overseas participants can dial +800-6578-9868 or 1 (514) 868-1042. The conference call will also be audio Webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe. We design, manufacture and supply simulation equipment and offer training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

With annual revenues of over CDN$1 billion, CAE operates in 19 countries around the world. CAE has sold nearly 700 simulators and training devices to airlines, aircraft manufacturers,

training centres and defence forces for air and ground purposes in more than 40 countries. We have over 100 full-flight simulators in more than 20 aviation training centres, serving approximately 3,500 airlines, aircraft operators and manufacturers across the globe. CAE licenses its simulation software to various market segments and has a professional services division assisting customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2006. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the US Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). The forward-looking statements contained in this news release represent our expectations as of November 9, 2006 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Second Quarter MD&A dated November 9, 2006 for more details.

(2) Free cash flow is a measure that tells us how much cash we have available to build the business, repay debt and meet ongoing obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting capital expenditures (including capitalized costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Free cash flow does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Second Quarter MD&A dated November 9, 2006 for more details.

(3) Net debt is a measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. Net debt does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to CAE Inc.’s 2007 Second Quarter MD&A dated November 9, 2006 for more details.

On the Web: www.cae.com

Media contact:

Nathalie Bourque, Vice President, Global Communications, (514) 734-5788,
 nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Director, Investor Relations, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets
(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2006	2006

Assets
Current assets
Cash and cash equivalents	$110.8	$81.1
Accounts receivable	318.1	260.3
Inventories	99.4	93.2
Prepaid expenses	27.2	25.2
Income taxes recoverable	91.4	75.7
Future income taxes	7.1	5.7

	654.0	541.2
Property, plant and equipment, net	880.5	839.3
Future income taxes	73.0	78.2
Intangible assets	24.8	23.3
Goodwill	89.1	92.0
Other assets	119.6	136.2
Long-term assets held for sale	1.9	5.9

	$1,842.9	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$365.4	$373.7
Deposits on contracts	177.7	146.4
Current portion of long-term debt	36.3	10.4
Future income taxes	16.0	14.5

	595.4	545.0
Long-term debt	274.2	260.9
Deferred gains and other long-term liabilities	202.3	206.5
Future income taxes	43.3	28.4

	1,115.2	1,040.8

Shareholders’ Equity
Capital stock	393.7	389.0
Contributed surplus	5.5	5.8
Retained earnings	454.3	395.7
Cumulative translation adjustment	(125.8)	(115.2)

	727.7	675.3

	$1,842.9	$1,716.1

Consolidated Statements of Earnings

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
((amounts in millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Revenue	$280.4	$280.3	$582.2	$546.3

Earnings before interest and income taxes	$44.9	$28.1	$92.4	$64.0
Interest expense, net	1.2	4.4	4.2	9.2

Earnings before income taxes	$43.7	$23.7	$88.2	$54.8
Income tax expense	12.5	5.9	23.7	16.2

Earnings from continuing operations	$31.2	$17.8	$64.5	$38.6
Results of discontinued operations	(0.3)	(0.7)	(0.9)	(0.7)

Net earnings	$30.9	$17.1	$63.6	$37.9

Basic and diluted earnings per share from continuing operations	$0.12	$0.07	$0.26	$0.15

Basic and diluted earnings per share	$0.12	$0.07	$0.25	$0.15

Weighted average number of shares outstanding (Basic)	251.0	249.8	250.9	249.3

Consolidated Statements of Retained Earnings

	Three months ended		Six months ended
	September 30		September 30
(Unaudited)
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings at beginning of period	$425.9	$359.1	$395.7	$340.8
Net earnings	30.9	17.1	63.6	37.9
Dividends	(2.5)	(2.5)	(5.0)	(5.0)

Retained earnings at end of period	$454.3	$373.7	$454.3	$373.7

Consolidated Statements of Cash Flow
	Three months		Six months
	ended		ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Operating activities
Net earnings	$30.9	$17.1	$63.6	$37.9
Results of discontinued operations	0.3	0.7	0.9	0.7

Earnings from continuing operations	31.2	17.8	64.5	38.6
Adjustments to reconcile earnings to
cash flows from operating activities:
Depreciation	13.3	12.9	26.1	26.0
Amortization of deferred financing costs	0.2	1.3	0.4	1.7
Amortization of intangible and other assets	3.6	7.6	7.2	10.8
Future income taxes	6.5	6.3	12.8	(4.7)
Investment tax credits	(1.6)	(2.9)	(4.1)	(2.7)
Stock-based compensation plans	0.8	0.6	1.6	1.1
Other	5.6	2.0	10.2	5.6
Changes in non-cash working capital	(16.0)	8.2	(43.1)	(0.8)

Net cash provided by continuing operating activities	43.6	53.8	75.6	75.6
Net cash (used in) provided by discontinued operating
activities	-	(0.1)	-	2.1

Net cash provided by operating activities	43.6	53.7	75.6	77.7

Investing activities
Business acquisitions (net of cash and cash equivalents acquired)	-	-	-	2.6
Proceeds from disposal of discontinued operations	(6.6)	-	(6.6)	-
Capital expenditures	(40.9)	(24.3)	(81.6)	(42.2)
Deferred development costs	(0.2)	-	(0.2)	-
Deferred pre-operating costs	-	0.1	(0.1)	(0.3)
Other assets	3.8	(8.9)	(0.8)	(12.1)

Net cash used in continuing investing activities	(43.9)	(33.1)	(89.3)	(52.0)
Net cash used in discontinued investing activities	-	(6.1)	-	(7.2)

Net cash used in investing activities	(43.9)	(39.2)	(89.3)	(59.2)

Financing activities
Net borrowing under revolving unsecured credit facilities	30.0	(8.7)	30.0	3.9
Proceeds from long-term debt	14.1	21.0	24.5	21.2
Reimbursement of long-term debt	(4.0)	(4.3)	(7.6)	(28.7)
Dividends paid	(2.5)	(2.4)	(4.9)	(4.8)
Common stock issuance	1.6	2.9	2.7	5.0
Other	(0.3)	(0.5)	0.6	(1.0)

Net cash provided by (used in) continuing financing activities	38.9	8.0	45.3	(4.4)
Net cash provided by discontinued financing activities	-	0.4	-	1.2

Net cash provided by (used in) financing activities	38.9	8.4	45.3	(3.2)

Effect of foreign exchange rate changes
on cash and cash equivalents	(0.1)	(5.2)	(1.9)	(7.0)

Net increase in cash and cash equivalents	38.5	17.7	29.7	8.3
Cash and cash equivalents at beginning of period	72.3	52.1	81.1	61.5

Cash and cash equivalents at end of period	$110.8	$69.8	$110.8	$69.8